EXEMPTION NUMBER
82-4485

04012969

CHAMPION NATURAL HEALTH.COM INC.
7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4
(416) 250-6699
FAX(416) 250-7726

04 FEB 19 AM 7:21

DELIVERED BY FAX 1-202-942-9624

February 19, 2004

SUPPL

Mr. Elliott Staffin Esq.
Office of International Corporate Finance
Mail Stop 3-2
U.S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Re: Rule 12g3-2(b)
ISSUER: CHAMPION NATURAL HEALTH.COM INC. ("CHAMPION")
EXEMPTION NO. 82-4485

Champion Natural Health.com Inc. ("Champion")
Filing of December 31, 2003 third quarter financial statements
Filing of confirmation of mailing

Dear Sir:

Please find enclosed a copy of Champion's December 31, 2003 third quarter financial statements and confirmation of mailing.

These documents are being filed with the SEC to maintain Champion's status as an exempt company on your 12g3-2(b) exempt company list.

Please call if you have any questions.

Yours truly
Champion Natural Health.com Inc.

PROCESSED
FEB 20 2004
THOMSON FINANCIAL

dw 2/20

Larry Melnick
President

EXEMPTION NUMBER
82-4485

EQUITY
TRANSFER
SERVICES INC.

February 17, 2004

Dear Sir or Madam:

RE: CHAMPION NATURAL HEALTH.COM INC

We are pleased to confirm that copies of the following materials were mailed to shareholders on February 13, 2004.

Interim Financial Statements December 31, 2003

Yours Truly,
EQUITY TRANSFER SERVICES INC

R. Vieira

Per: Rosa Vieira
Senior Officer, Client Services

SUITE 420
120 Adelaide Street West
TORONTO, ONTARIO
M5H 4C3
TELEPHONE (416) 361-0152
FAX: (416) 361-0470
EMAIL:
info@equitytransfer.com

EXEMPTION NUMBER
82-4485

CHAMPION NATURAL HEALTH.COM INC.
7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4
(416) 250-6699
FAX(416) 250-7726

04 FEB 19 AM 7:21

DELIVERED BY FAX 1-202-942-9624

February 19, 2004

Mr. Elliott Staffin Esq.
Office of International Corporate Finance
Mail Stop 3-2
U.S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Re: Rule 12g3-2(b)
ISSUER: CHAMPION NATURAL HEALTH.COM INC. ("CHAMPION")
EXEMPTION NO. 82-4485

Champion Natural Health.com Inc. ("Champion")
Filing of December 31, 2003 third quarter financial statements
Filing of confirmation of mailing

Dear Sir:

Please find enclosed a copy of Champion's December 31, 2003 third quarter financial statements and confirmation of mailing.

These documents are being filed with the SEC to maintain Champion's status as an exempt company on your 12g3-2(b) exempt company list.

Please call if you have any questions.

Yours truly
Champion Natural Health.com Inc.

Larry Melnick
President

EXEMPTION NUMBER
82-4485

CHAMPION NATURAL HEALTH.COM INC.

INTERIM FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)

DECEMBER 31, 2003

CHAMPION NATURAL HEALTH.COM INC. Exemption number 82-4485

INTERIM BALANCE SHEET
(Unaudited - Prepared by Management)

ASSETS

	December 31 2003	March 31 2003
CURRENT		
Cash	$ 34,644	$ 13,668
Sundry receivable	622	4,580
Mortgage receivable	-	95,000
	35,266	113,248
INTANGIBLE ASSETS	125,000	200,000
PROPERTY, PLANT AND EQUIPMENT	92,677	96,288
	$ 252,943	$ 409,536

LIABILITIES

	December 31 2003	March 31 2003
CURRENT		
Accounts payable and accrued liabilities	$ 18,437	$ 12,597
LOANS PAYABLE (Note 3)	84,909	70,609
	103,346	83,206

SHAREHOLDERS' EQUITY

	December 31 2003	March 31 2003
CAPITAL STOCK	3,154,902	3,154,902
CONTRIBUTED SURPLUS	10,211	10,211
DEFICIT	(3,015,516)	(2,838,783)
	149,597	326,330
	$ 252,943	$ 409,536

See accompanying notes to financial statements.

EXEMPTION NUMBER 82-4485

CHAMPION NATURAL HEALTH.COM INC.

INTERIM STATEMENT OF LOSS AND DEFICIT
(Unaudited - Prepared by Management)

	For the Three Months Ended December 31		For the Nine Months Ended December 31	
	2003	2002	2003	2002
REVENUE				
Interest	$ -	$ 3,007	$ 3,175	$ 9,669
EXPENSES				
Officer remuneration	9,000	9,000	27,000	24,000
Shareholders' information	963	14,435	15,244	27,882
Professional fees	2,725	2,933	16,334	15,332
General	9,825	6,359	19,864	22,873
Transfer agent's fees and expenses	1,409	1,175	7,547	6,720
Maintenance fees	1,109	1,052	4,410	4,176
Interest	283	328	898	617
Amortization	26,203	1,267	78,611	78,801
	51,517	36,549	169,908	180,401
LOSS BEFORE THE FOLLOWING	(51,517)	(33,542)	(166,733)	(170,732)
OTHER REVENUE AND EXPENSES				
Write-off intangible assets	-	175,000	-	175,000
Write-off related to Wellbeing Inc. (Note 6)	-	-	10,000	-
	-	175,000	10,000	175,000
NET LOSS FOR THE PERIOD	(51,517)	(208,542)	(176,733)	(345,732)
DEFICIT, beginning of period	(2,963,999)	(2,586,564)	(2,838,783)	(2,449,374)
DEFICIT, end of period	$ (3,015,516)	$ (2,795,106)	$ (3,015,516)	$ (2,795,106)
LOSS PER BASIC AND FULLY DILUTED SHARE	$ (0.01)	$ (0.02)	$ (0.02)	$ (0.04)

See accompanying notes to financial statements.

CHAMPION NATURAL HEALTH.COM INC. EXEMPTION NUMBER 82-4485

INTERIM STATEMENT OF CASH FLOWS
(Unaudited - Prepared by Management)

	For the Three Months Ended December 31 2003	2002	For the Nine Months Ended December 31 2003	2002
OPERATING ACTIVITIES				
Net loss for the period	$ (51,517)	$ (208,542)	$ (176,733)	$ (345,732)
Write-off of intangible assets	-	175,000	-	175,000
Amortization	26,203	1,267	78,611	78,801
	(25,314)	(32,275)	(98,122)	(91,931)
Change in non-cash components of working capital				
Sundry receivable	-	571	3,958	486
Accounts payable and accrued liabilities	(12,944)	(6,146)	5,840	(7,953)
	(12,944)	(5,575)	9,798	(7,467)
	(38,258)	(37,850)	(88,324)	(99,398)
INVESTING ACTIVITY				
Mortgages receivable	-	19,159	95,000	19,937
FINANCING ACTIVITIES				
Mortgage payable	-	(15,207)	-	(15,207)
Loans payable	18,800	(3,000)	14,300	(78,606)
	18,800	(18,207)	14,300	(93,813)
CHANGE IN CASH	(19,458)	(36,898)	20,976	(173,274)
CASH, beginning of period	54,102	60,159	13,668	196,535
CASH, end of period	$ 34,644	$ 23,261	$ 34,644	$ 23,261

SUPPLEMENTARY CASH FLOW INFORMATION:

Interest paid	$ 283	$ 328	$ 898	$ 617

See accompanying notes to financial statements.

CHAMPION NATURAL HEALTH.COM INC. EXEMPTION NUMBER 82-4485

NOTES TO INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

DECEMBER 31, 2003

1. NATURE OF BUSINESS

The company is currently an investment-holding company with investments in natural health industry.

2. BASIS OF PRESENTATION

These interim financial statements should be read in conjunction with the financial statements for the Company's most recently completed fiscal year ended March 31, 2003. They do not include all disclosures required in annual financial statements but rather are prepared in accordance with recommendations for interim financial statements in conformity with Canadian general accepted accounting principles. They have been prepared using the same accounting policies, and methods as those used in the March 31, 2003 accounts.

The preparation of interim financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the interim financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. LOANS PAYABLE

Loans payable to an officer and directors are due after March 31, 2004 year-end and consist of the following:

	December 31 2003	March 31 2003
(i) Non-interest bearing	$ 28,815	$ 7,515
(ii) Bearing interest at rates varying between Nil and 4%	56,094	63,094
	$ 84,909	$ 70,609

4. MORTGAGE DISCHARGE

On July 9, 2003, the second mortgage receivable was discharged.

5. ACQUISITION OF WELLBEING INC.

On August 14, 2003, the company acquired all of the issued and outstanding shares of Wellbeing Inc. in an arms length transaction for US$257,100. The purchase price of US$257,100 was satisfied by CDN$10,000 cash and 500,000 units of the company, each unit comprised of one subordinate voting share in the capital of the company and one subordinate voting share purchase warrant, each warrant entitling the vendor to purchase a subordinate voting share of the company for an exercise price of US$0.60 for a period of two years following the closing. Wellbeing Inc. is a start-up company engaged in the self-referral preventative health care business utilizing total body MRI scanning through consumer retail clinics (see Note 6).

CHAMPION NATURAL HEALTH.COM INC. EXEMPTION NUMBER

NOTES TO INTERIM FINANCIAL STATEMENTS 82-4485
(Unaudited - Prepared by Management)

DECEMBER 31, 2003

6. CANCELLATION OF ACQUISITION OF WELLBEING INC.

Effective November 18, 2003, due to unfavourable market conditions, the company and the original owner of Wellbeing Inc. negotiated a cancellation of the August 14, 2003 acquisition of Wellbeing by the company and the resulting cancellation (reversal of treasury direction) related to the 500,000 units of the company issued to acquire Wellbeing (the units are being cancelled and the transaction is being considered null and void). Expenses of $10,000 associated with this transaction have been expensed during the second quarter (see Note 5).